UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING	SEC FILE NUMBER
CUSIP NUMBER

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2005

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

VIA NET.WORKS, Inc.
Full Name of Registrant

Former Name if Applicable

H. Walaardt Sacréstraat, 401-403
Address of Principal Executive Office (Street and Number)

1117 BM Schiphol-Oost, Amsterdam, The Netherlands
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

The registrant announced in March 2005 that it was working with its professional advisors to obtain new financing to address an urgent liquidity problem created by a combination of factors including unanticipated revenue shortfalls in certain of the registrant’s companies. On April 1, 2005, the registrant sold its two Swiss companies, VIA NET.WORKS (Schweiz) AG and VIA NET.WORKS Services AG to provide additional liquidity.  On April 10, 2005, the registrant entered into a letter of intent regarding the sale of substantially all of its remaining businesses and business assets to Claranet Group Limited.  Due to the urgent liquidity problem and ongoing negotiations with regard to the asset sale and other alternative solutions, the registrant was not able to file its Form 10-K for the year ended December 31, 2004 until April 26, 2005. On April 30, 2005, the registrant entered into a definitive agreement to sell substantially all of its assets to Claranet Group Limited.  Once the Form 10-K was filed and the definitive agreement finalized, in order to maximize the value of the asset sale for shareholders, the registrant focused on preparing and filing a preliminary proxy statement seeking, among other things, shareholder approval to sell its assets in the asset sale.  The registrant filed its preliminary proxy statement on May 9, 2005.

Because of the time and attention necessary to negotiate the asset sale in such a short timeframe and to complete the Form 10-K and preliminary proxy statement, the registrant was not able to close its books on the expected date and has not been able to complete its financial statements for the quarter ended March 31, 2005 or the discussion in the Form 10-Q about the registrant’s current plans.  The registrant expects that completed financial statements would include disclosure regarding the sale of the Swiss companies and the proposed asset sale to Claranet, without which the registrant could not continue as a going concern. The registrant cannot assure that the proposed sale, or an alternative that would address its urgent liquidity problem, will be completed. The registrant expects to complete its Form 10-Q within the five calendar days following the prescribed due date.

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Matt S. Nydell	31 (0)	205 020 058
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant’s results of operations for the quarter ended March 31, 2005 will reflect the following significant changes as compared to the quarter ended March 31, 2004:

1. Agreement to Sell Its Assets.  As more fully discussed in Part III above and in the registrant’s recently filed preliminary proxy statement, the registrant agreed to sell substantially all of its assets to Claranet Group Limited.  The Form 10-Q will include updated disclosure regarding the asset sale and the risks associated therewith.

2. Significant Changes in the Business.  As in the registrant’s Annual Report on Form 10-K, the Quarterly Report on Form 10-Q will reflect the strategic shift of the registrant’s sales and channel focus from Internet access to web-hosting and Internet security services that began in early 2004 and continued after the quarter ended March 31, 2004.  In August 2004, the registrant acquired the continental operations of PSINet Europe.  The PSINet Europe operations, located in Belgium, France, Germany, the Netherlands and Switzerland, provide managed hosting, managed networks and monitored access services.  In September 2004, the registrant sold its legacy United Kingdom operation.   Accordingly, the registrant’s revenue and other results of operations will be markedly different for the quarter ended March 31, 2005 than for the same period in 2004.

2. Negative Trend in Cash and Liquidity.  The registrant continues to experience negative cash flow.  The registrant had a negative cash flow of $8.7 million for the quarter ended March 31, 2005, leaving it with $7.8 million in cash and cash equivalents and $4.1 million in restricted cash at March 31, 2005.

VIA NET.WORKS, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 17, 2005	By	/s/ Matt S. Nydell
Senior Vice President, General Counsel and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).